

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

Mail Stop 3561

March 31, 2010

Ryanair Holdings plc
Howard Millar- Chief Financial Officer
c/o Ryanair Limited
Corporate Head Office
Dublin Airport
County Dublin, Ireland

> **Re: Ryanair Holdings plc**
> **Form 20-F for the year ended March 31, 2009**
> **Filed July 29, 2009**
> **File Number: 000-29304**

Dear Mr. Millar:

We have reviewed your filing and have the following comment. In particular, we ask you to provide us with information so we may better understand your accounting methodology and disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if it is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the Fiscal Year Ended March 31, 2009

Notes forming part of the consolidated financial statements

Note 1- Basis of preparation and significant accounting policies

We note that you capitalize and amortize the costs of major airframe and engine maintenance checks for owned aircraft, but use the accrual method with respect to aircraft under operating leases. Please tell us why you use a different accounting policy for the same maintenance costs, and provide us with your basis in IFRS for each of these accounting policies.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding the comment and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief